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02053173

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 41590

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2001 (MM/DD/YY) AND ENDING 9/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
InCap Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 North Lane, Suite 6160
(No. and Street)

Conshohocken	PA	19428
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave F. Ganley (610) 832-1075
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
DEC 13 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name)*

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)



SEC MAIL
NOV 27 2002
WASH. D.C.
180

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David F. Ganley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of InCap Securities, Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title



Notarial Seal
Diane Vandegrift, Notary Public
Abington Twp., Montgomery County
My Commission Expires Feb. 25, 2006
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Minimum assessment in effect.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD
ABINGTON, PA 19001

(215) 884-8460
FAX (215) 884-8686

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
InCap Securities, Inc.

We have audited the accompanying statement of financial condition of InCap Securities, Inc. as of September 30, 2002 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InCap Securities, Inc. as of September 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II (including information relating to the possession or control requirements) is presented for purposes of additional analysis and is not a part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountants

Abington, Pennsylvania
November 13, 2002

INCAP SECURITIES, INC.
Statement of Financial Condition
September 30, 2002

ASSETS

Cash and cash equivalents	$	55,059
Accounts receivable		2,689
Due from affiliates (Note 3)		27,451
Prepaid expenses		805
Total assets	$	86,004

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	2,415
Total liabilities		2,415
Commitments and contingent liabilities		
Stockholder's Equity:		
Common stock issued and outstanding - 100 shares, authorized - shares		10,000
Additional paid-in capital		66,430
Retained earnings		7,159
Total stockholder's equity		83,589
Total liabilities and stockholder's equity	$	86,004

The accompanying notes are an integral part of these financial statements.

INCAP SECURITIES, INC.
Statement of Income
For the Year Ended September 30, 2002

REVENUE		
Mutual fund commissions and underwriting concessions	$	6,863
Interest		433
Fees for distribution services		42,064
Other		5,055
Total revenue		54,415
EXPENSES		
Management fees (Note 3)		29,500
Regulatory fees and expenses		8,950
Professional fees		2,000
Training		655
Other		688
Total expenses		41,793
Income before income taxes		12,622
Provision for income taxes		-
Net income	$	12,622

The accompanying notes are an integral part of these financial statements.

INCAP SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings Deficit	Total Stockholder's Equity
Balance at October 1, 2001	100	$ 10,000	$ 96,000	$ (5,463)	$ 100,537
Cancellation of note receivable from parent company	-	-	(29,570)	-	(29,570)
Net income	-	-	-	12,622	12,622
Balance at September 30, 2002	100	$ 10,000	$ 66,430	$ 7,159	$ 83,589

The accompanying notes are an integral part of these financial statements.

INCAP SECURITIES, INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended September 30, 2002

Subordinated borrowings at October 1, 2001	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at September 30, 2002	$ -

The accompanying notes are an integral part of these financial statements.

INCAP SECURITIES, INC.
Statement of Cash Flows
For the Year Ended September 30, 2002

Cash flows from operating activities:	
Net income	$ 12,622
Changes in assets and liabilities:	
(Increase) decrease in assets:	
Accounts receivable	(1,267)
Due from affiliates (Note 3)	(18,942)
Prepaid expenses	(424)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(1,185)
Net cash expended in operating activities	(9,196)
Net decrease in cash	(9,196)
Cash and cash equivalents at beginning of year	64,255
Cash and cash equivalents at end of year	$ 55,059
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Interest paid	$ -
Income taxes	$ -
Noncash financing activities:	
Cancellation of note receivable from parent company	$ 29,570

The accompanying notes are an integral part of these financial statements.

1. BUSINESS ACTIVITY

InCap Securities, Inc. (the "Company") is a wholly-owned subsidiary of InCap Group, Inc. ("Group") The Company's name was changed from Declaration Distributors, Inc. to InCap Securities, Inc. during the year ended September 30, 2002 (See Note 5) for an ownership change of the Group. The Company's business consists of distributing shares of open-ended, diversified management investment companies. Affiliated with the Company is InCap Service Company ("Service Co."), a registered transfer agent.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company uses the accrual basis of accounting for financial statement reporting. Generally accepted accounting principles require management under certain circumstances to use accounting estimates. Actual results could differ from these estimates.

The Company includes as cash and cash equivalents amounts invested in money market accounts.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts that, because of short-term nature of the financial instruments, approximate current fair value.

The Company recognizes a bad debt when it is known the amount is uncollectible. This is not materially different than a provision for bad debts.

The Company is included in a consolidated Federal tax return with its parent company, Group. The Company recognizes its pro-rata share of the consolidated group's federal income taxes. State income taxes are filed on an individual company basis. For Pennsylvania State income tax purposes the Company has $2,300 of net operating loss carryovers which expires 2011.

3. TRANSACTIONS WITH AFFILIATES

The Company has both advanced affiliates funds and borrowed funds from affiliates during the year ended September 30, 2002. At September 30, 2002 the following amounts are due from (due to) affiliates:

InCap Service Company ("Service Co.")	$27,451

Service Co. provides personnel and office facilities to the Company. For such services Service Co. charged the Company a management fee of $29,500 for the year ended September 30, 2002. Certain of the directors and officers of the Company are affiliated with Service Co.

4. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2002, the Company had net capital of $51,838 which was $26,838 in excess of its required net capital of $25,000. The Company's net capital ratio was .05 to1.

The Company is exempt from SEC Rule 15c3-3 (Reserve Requirements) under Section (k)(2)(A) of that Rule. The Company's business consists exclusively of distribution of shares of registered investment companies.

The Company is required by National Securities Clearance Corporation ("NSCC") to maintain a minimum net capital of $25,000 in excess of the required SEC net capital.

5. CHANGE OF OWNERSHIP

Effective October 31, 2001 the ownership of InCap Group, Inc. (formerly Declaration Holdings, Inc.)("DHI") substantially changed. DHI's former majority stockholder's interest in DHI was reduced to 20.82%. A new previously unaffiliated party invested in an equity interest in DHI and coincident with that transaction the subordinated notes of DHI were repaid. These subordinated noteholders were also minority stockholders. The minority equity interests of the subordinated noteholders were extinguished at the time the notes were repaid.

Schedule I

INCAP SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2002

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	83,589
Deduct stockholder's equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		83,589
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		2,689
Due from affiliates		27,451
Prepaid expenses		805
Total non-allowable assets		30,945
Net Capital before haircuts on securities positions		52,644
Money market account		806
Net Capital	$	51,838

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	2,415
Total aggregate indebtedness	$	2,415
Percentage of aggregate indebtedness to Net Capital		5%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

INCAP SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $2,415)	$	161
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	25,000
Net Capital requirement	$	25,000
Excess Net Capital	$	26,838
Excess Net Capital at 1000%	$	51,596

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report

INCAP SECURITIES, INC.
Computation For Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2002

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (1); it conducts a limited business.

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD
ABINGTON, PA 19001

(215) 884-8460
FAX (215) 884-8686

MEMBERS OF
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
InCap Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of InCap Securities, Inc. (the Company) for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD Regulation, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
November 13, 2002

INCAP SECURITIES, INC.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

September 30, 2002

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